UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

iDirect Muti-Strategy Fund, LLC
(Name of Subject Company (Issuer))

iDirect Muti-Strategy Fund, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

Class A: 45168Y 108

Class I: 45168Y 207

(CUSIP Number of Class of Securities)

Nick Veronis

iCapital Fund Advisors LLC

60 East 42nd Street
New York, NY 10165
212-994-7400

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.

Alexander C. Karampatsos, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]       third-party tender offer subject to Rule 14d-1.

[X]       issuer tender offer subject to Rule 13e-4.

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[_]       going-private transaction subject to Rule 13e-3.

[_]       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment related to the Tender Offer Statement on Schedule TO (“the “Statement”) originally filed on January 23, 2026 by iDirect Multi-Strategy Fund, LLC (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $13,751,545 of Class A and Class I limited liability company interests (“Shares”) in accordance with the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1.       The Offer expired on February 24, 2026, at 12:00 midnight, Eastern time.

2.        The net asset value (“NAV”) of Shares tendered pursuant to the Offer was calculated as of March 31, 2026. The NAV per Share of Class A Shares and Class I Shares were $9.87 and $9.85, respectively.

3.       $430,615.23 in Class I Shares were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for purchase, and paid for, by the Fund in accordance with the terms of the Offer. There were no Class A Shares validly tendered and not withdrawn prior to the expiration of the Offer, and no Shares were accepted for purchase, and/or paid for, by the Fund in accordance with the terms and conditions of the Offer.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

iDirect Multi-Strategy Fund, LLC

By: /s/Indira Mahadeo

Name: Indira Mahadeo

Title: Treasurer

July 31, 2026

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